Exhibit (a)(1)(D)

Offer To Purchase For Cash
All Outstanding Shares of Common Stock
of
SALARY.COM, INC.
at $4.07 NET PER SHARE
Pursuant to the Offer to Purchase dated September 2, 2010
by
SPIRIT MERGER SUB, INC.,
a wholly owned subsidiary of
KENEXA CORPORATION

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF THE DAY ON SEPTEMBER 30, 2010, UNLESS THE OFFER IS EXTENDED (SUCH DATE AND TIME AS IT MAY BE EXTENDED, THE “EXPIRATION DATE”) OR EARLIER TERMINATED.

September 2, 2010

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

We have been engaged by Spirit Merger Sub, Inc., a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of Kenexa Corporation, a Delaware corporation (“Parent”), to act as the Information Agent in connection with the Purchaser’s offer to purchase (the “Offer”) all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Salary.com, Inc., a Delaware corporation (“Salary.com”), at a purchase price of $4.07 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 2, 2010 (the “Offer to Purchase”), and the related Letter of Transmittal enclosed herewith.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of August 31, 2010 (as it may be amended from time to time, the “Merger Agreement”), among Parent, the Purchaser and Salary.com.  The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to certain conditions, the Purchaser will be merged with and into Salary.com (the “Merger”), with Salary.com continuing as the surviving corporation and wholly owned by Parent.  In the Merger, each Share outstanding immediately prior to the effective time of the Merger (other than Shares held (i) directly or indirectly by Salary.com, Parent or the Purchaser, which Shares shall be canceled and shall cease to exist, or (ii) by stockholders who validly exercise appraisal rights under Delaware law with respect to such Shares) will be canceled and converted into the right to receive the Offer Price, without interest thereon and less any applicable withholding taxes.  The Merger Agreement is more fully described in the Offer to Purchase, dated September 2, 2010.

The Salary.com board of directors, among other things, has unanimously (i) determined and declared that the Merger Agreement, the Offer and the Merger are advisable and in the best interests of Salary.com and the holders of Shares, (ii) approved the Merger Agreement and, subject to the terms and conditions set forth therein, the consummation of the Offer, the Merger and the other transactions contemplated by the Merger Agreement, and (iii) recommended that the holders of Shares accept the Offer, tender their Shares into the Offer, and, if required by applicable law, adopt and approve the Merger Agreement and approve the Merger.

For your information and for forwarding to your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:

1.      The Offer to Purchase;

2.      The related Letter of Transmittal for your use in accepting the Offer and tendering Shares and for the information of your clients, together with “Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9” providing information relating to backup federal income tax withholding;

3.      The Notice of Guaranteed Delivery to be used to accept the Offer if share certificates for such Shares (the “Share Certificates”) are not immediately available or time will not permit all required documents to reach Computershare Trust Company, N.A (the “Depositary”) on or before the Expiration Date or the procedures for book-entry transfer cannot be completed on or before the Expiration Date;

4.      Salary.com’s Solicitation/Recommendation Statement on Schedule 14D-9 and accompanying letter from Salary.com, in each case as filed with the U.S. Securities and Exchange Commission;

5.      A form of letter which may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer; and

6.      A return envelope addressed to the Depositary for your use only.

Consummation of the Offer is conditioned upon, among other things, the Merger Agreement not being terminated in accordance with its terms and each of (i) the Minimum Tender Condition (as described below), (ii) the Competition Law Condition (as described below) and (iii) the Governmental Entity Condition (as described below) being satisfied.  The Minimum Tender Condition requires that the number of Shares that have been validly tendered and not validly withdrawn prior to the then scheduled Expiration Date, together with the number of Shares (if any) then owned by Parent and its subsidiaries, represents at least a majority of the total number of outstanding Shares on a fully diluted basis.  The Competition Law Condition requires an approval under, or the expiration or termination of any waiting period (and any extensions thereof) applicable to the transactions contemplated by the Merger Agreement under, the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and any other applicable foreign antitrust, competition or similar statutes or regulations. The Governmental Entity Condition requires that, at any time on or after the date of the Merger Agreement and prior to the time of acceptance for payment for any Shares, there shall not be instituted, pending or threatened in writing any suit, action or proceeding by any governmental entity (i) challenging, making illegal or otherwise restraining or prohibiting, or seeking to challenge, make illegal or otherwise restrain or prohibit, the transactions contemplated by the Merger Agreement, including the Offer and the Merger; (ii) seeking to prohibit or materially limit the ownership or operation by Salary.com, Parent or Purchaser of all or any material portion of the business or assets of Salary.com and its subsidiaries or (to the extent it relates to the transactions contemplated by the Merger Agreement, including the Offer and the Merger) of Parent and its affiliates; (iii) seeking to compel Salary.com, Parent or Purchaser to dispose of or to hold separate all or any material portion of the business or assets of Salary.com or any of its subsidiaries or (to the extent it relates to the transactions contemplated by the Merger Agreement, including the Offer and the Merger) of Parent or any of its affiliates; (iv) seeking to impose any material limitation on the ability of Salary.com, Parent or Purchaser to conduct the business or own the assets of Salary.com or any of its subsidiaries or (to the extent it relates to the transactions contemplated by the Merger Agreement, including the Offer and the Merger) of Parent or any of its affiliates; (v) seeking to impose material limitations on the ability of Parent or Purchaser to acquire or hold, or to exercise full rights of ownership of any Shares, including the right to vote such shares on all matters properly presented to the stockholders of Salary.com; or (vi) seeking to require divestiture by Parent or Purchaser of all or any of the Shares. These and other conditions to the Offer are described in Section 15 — “Certain Conditions of the Offer” of the Offer to Purchase.

We urge you to contact your clients as promptly as possible.  Please note that the Offer will expire at 12:00 midnight, New York City time, at the end of the day on September 30, 2010, unless the Offer is extended or earlier terminated.

In order for a stockholder to validly tender Shares pursuant to the Offer, the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message (as defined in the Offer to Purchase) in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal must be received by the Depositary and either (A) the share certificates evidencing tendered Shares must be received by the Depositary or (B) such Shares must be tendered pursuant to the procedure for book-entry transfer described in the Offer to Purchase and a Book-Entry Confirmation (as defined in the Offer to Purchase) must be received by the Depositary, in each case prior to the Expiration Date.  Alternatively, a stockholder may be able to validly tender such stockholder’s Shares by completing and returning the Notice of Guaranteed Delivery using the procedures described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” of the Offer to Purchase.

Neither Parent nor the Purchaser will pay any fees or commissions to any broker or dealer or any other person (other than to the Depositary and Information Agent as described in the Offer to Purchase) in connection with the solicitation of tenders of Shares pursuant to the Offer.  The Purchaser will, however, upon request, reimburse brokers, dealers, commercial banks and trust companies for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers.  The Purchaser will pay all stock transfer taxes applicable to its purchase of Shares pursuant to the Offer, subject to Instruction 6 of the Letter of Transmittal.

Any inquiries you may have with respect to the Offer should be addressed to, and additional copies of the enclosed materials may be obtained from, the Information Agent at the address and telephone numbers set forth on the back cover of the Offer to Purchase.

Very truly yours,
Georgeson Inc.

Nothing contained herein or in the enclosed documents shall render you the agent of the Purchaser, the Information Agent or the Depositary or any affiliate of any of them or authorize you or any other person to use any document or make any statement on behalf of any of them in connection with the Offer other than the enclosed documents and the statements contained therein.